NEWS RELEASE	FOR IMMEDIATE RELEASE
Thomson Reuters Reports First-Quarter 2010 Results

•	Positive net sales momentum continues into first quarter
•	First-quarter ongoing revenues up 1%, down 2% before currency
•	Professional division revenues up 2%, 1% before currency; Markets division revenues flat, down 4% before currency
•	Underlying operating profit of $555 million, down 6%
•	Adjusted EPS $0.36 vs. $0.40 in prior-year period
•	Integration programs and new product releases delivering results

NEW YORK, NY, May 4, 2010 – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today reported results for the first quarter ended March 31, 2010.  Despite the flow-through effect of weak 2009 net sales, the company reported ongoing revenues of $3.1 billion, underlying operating profit of $555 million, underlying profit margin of 17.7% and underlying free cash flow of $107 million.

“The tentative recovery in our net sales that we began to see in the second half of 2009 has firmed and accelerated in the first quarter of 2010.  We continue to expect that we will see revenue growth return in the second half of this year,” said Thomas H. Glocer, chief executive officer of Thomson Reuters.

“These improving market trends, coupled with our ongoing investment in new products and scalable infrastructure, position us very well for revenue, operating profit margin and cash flow growth in 2011 and beyond.  In particular, the launch of WestlawNext in Legal in the first quarter, the launch of our Elektron data distribution service in Enterprise in the second quarter, and the scheduled launches in the second half of the year of our Eikon desktop in Markets and our new ONESOURCE global tax workstation in Tax & Accounting, equip our sales forces with new flagship offerings to sell into a rising economy.”

Consolidated Financial Highlights

	Three Months Ended March 31, (Millions of U.S. dollars, except EPS and profit margin)

IFRS Financial Measures	2010	2009	Change
Revenues	$3,140	$3,131	0%
Operating profit	$321	$376	-15%
Diluted earnings per share (EPS)	$0.15	$0.23	-35%
Cash flow from operations	$209	$251	-17%

Non-IFRS Financial Measures1	2010	2009	Change		Change Before Currency
Revenues from ongoing businesses	$3,139	$3,119	1%		-2%
Underlying operating profit	$555	$590	-6%
Underlying operating profit margin	17.7%	18.9%	-120	bp
Adjusted earnings per share (EPS)	$0.36	$0.40	-10%
Underlying free cash flow	$107	$142	-25%

1 These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measure in the tables appended to this news release. Additional information is provided in the explanatory note at the end of this news release.

Thomson Reuters Reports First-Quarter 2010 Results

•
Revenues from ongoing businesses were $3.1 billion, an increase of 1% after currency and a decrease of 2% before currency.  Good growth in Healthcare & Science, Tax & Accounting, Enterprise and Legal’s subscription business was offset by expected softness in print and a decline in Sales & Trading and Investment & Advisory revenues due to flow-through from prior-year negative net sales.

•	Underlying operating profit declined 6%, attributable to flow-through from lower revenues, product mix and previously-announced investments.
•
Adjusted EPS was $0.36 compared to $0.40 in the prior-year period and included integration-related costs of $0.10 per share ($0.09 in the first quarter of 2009), which are included in adjusted earnings but excluded from underlying operating profit.

•	Underlying free cash flow was $107 million in what is traditionally the company’s weakest quarter.
•	Integration and legacy savings programs continue to progress well, achieving run-rate savings of $1.2 billion.

 First-Quarter Business Segment Highlights

Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency as Thomson Reuters believes this provides the best basis to measure the performance of its business.  All revenue growth and operating profit comparisons are based upon results from ongoing businesses and exclude the results of disposals.

Professional Division
	Three Months Ended March 31, (Millions of U.S. dollars, except profit margin)

	2010	2009	Change	Change before currency
Revenues
Legal	$825	$832	-1%	-3%
Tax & Accounting	$262	$245	7%	6%
Healthcare & Science	$208	$189	10%	9%
Professional Division Total	$1,295	$1,266	2%	1%

Operating Profit
Legal	$210	$241	-13%
Tax & Accounting	$35	$41	-15%
Healthcare & Science	$44	$31	42%
Professional Division Total	$289	$313	-8%

Operating Profit Margin %
Legal	25.5%	29.0%
Tax & Accounting	13.4%	16.7%
Healthcare & Science	21.2%	16.4%
Professional Division Total	22.3%	24.7%

Thomson Reuters Reports First-Quarter 2010 Results

•	First-quarter revenues rose 1%. Healthcare & Science, Tax & Accounting and subscription Legal products combined for 5% growth, but were offset by declines in print and non-subscription products.
•	First-quarter operating profit declined 8%, as anticipated, primarily due to the impact of revenue flow-through in Legal, revenue mix and continued investment in the business.

Legal

•
First-quarter revenues declined 3%.  Subscription-based products grew 3%, led by 15% growth in FindLaw.  Non-subscription revenues declined 8% and print products declined 17% due to tightened customer budgets and timing benefits in the first half of 2009.

•	First-quarter operating profit declined 13% and the associated margin was 25.5%. Lower revenues, particularly from high-margin print and non-subscription products, more than offset efficiency savings.
•
WestlawNext launched on February 1, 2010 and has strengthened the company’s competitive position with its clean, modern interface and powerful search functionality.  With approximately 2,300 WestlawNext customers to date, the product is well ahead of initial expectations and customer feedback has been extremely positive.

Tax & Accounting

•
First-quarter revenues grew 6%. Workflow & Software Solutions, which comprised two-thirds of the segment’s revenues, grew 10%, led by income tax products and growth in the global tax businesses.  Business Compliance & Knowledge Solutions declined 3% as Checkpoint’s growth of 6% was offset by a 12% decline in print, which comprised 9% of the segment’s revenues.

•
First-quarter operating profit declined 15% and the related margin fell to 13.4%.  The anticipated declines were largely attributable to the dilutive impact of 2009 acquisitions.  Tax & Accounting is a seasonal business with nearly 50% of its operating profit traditionally generated in the fourth quarter.

Healthcare & Science

•
First-quarter revenues grew 9%.  Growth was driven by continued demand for healthcare spending analytics in Payer (up 10%), and outright sales and an acquisition in Scientific & Scholarly Research (up 13%).

•
First-quarter operating profit increased 42% versus 2009, and the corresponding margin was up almost 500 basis points to 21.2%.  These increases were attributable to flow-through from revenue growth, continued focus on expense management and one-time technology costs in the prior-year period.

Thomson Reuters Reports First-Quarter 2010 Results

Markets Division

	Three Months Ended March 31, (Millions of U.S. dollars, except profit margin)

	2010	2009	Change	Change before currency
Revenues
Sales & Trading	$891	$913	-2%	-7%
Investment & Advisory	$560	$566	-1%	-4%
Enterprise	$315	$294	7%	3%
Media	$80	$81	-1%	-5%
Markets Division Total	$1,846	$1,854	0%	-4%

Operating Profit	$323	$337	-4%
Operating Profit Margin %	17.5%	18.2%

•	First-quarter revenues declined 4%, attributable to flow-through from weak 2009 net sales.
•	By geography, Asia was flat, while Europe, Middle East and Africa (EMEA) and the Americas declined 4% and 7%, respectively.
•	By market, growth in Commodities & Energy, Investment Banking and Enterprise was more than offset by declines in Fixed Income, Exchange Traded Instruments and Investment Management.
•	Sequential quarterly revenues from recurring subscriptions, transactions and recoveries were each up 2% in the first quarter of 2010 compared to the fourth quarter of 2009.
•	First-quarter operating profit declined 4% with the related margin declining, as expected, to 17.5%. The margin decline was attributable to the impact of lower revenues.

Sales & Trading

•	First-quarter revenues decreased 7%. The decline was due to continued pressure on recoveries revenues and desktop reductions in the Exchange Traded Instruments and Fixed Income segments.
•
The Commodities & Energy sector benefitted from increased investment and a resilient market, growing 4% in the quarter.  Treasury was down 3% despite a 4% increase in foreign exchange transaction revenues.

Thomson Reuters Reports First-Quarter 2010 Results

Investment & Advisory

•
First-quarter revenues declined 4%. The Investment Banking business grew 6% benefiting from improving market conditions and strong sales of ThomsonONE.com as well as certain timing effects.  Corporates grew 6%, driven primarily by recent acquisitions.

•
Investment Management revenues declined 9% in the first quarter as weak net sales in the first half of 2009 flowed through to reported results.  Revenues were stable in the first quarter of 2010 versus the fourth quarter of 2009.

•	Wealth Management revenues declined as a result of the retirement of legacy desktop products (including ReutersPlus and ILX) as well as mergers among clients.

Enterprise

•
First-quarter revenues increased 3% against a difficult year-ago comparable period when revenues grew 11%.  Recurring revenues increased 5%, but overall growth was dampened by a decline in outright and transactions revenues.

•
Information Management Systems revenues (15% of total Enterprise revenues) increased 14%.  Enterprise Information revenues (60% of total Enterprise revenues) rose 4% driven by continued strong demand for pricing and related data.  Risk Management revenues were flat in the quarter.

•	Enterprise continues to benefit from the shift in demand from desktop to machine-based trading.

Media

•	First-quarter revenues declined 5% driven by weakness in the Agency business which continues to be impacted by tightened customer budgets. The Consumer business transitioned to growth in the quarter.

Corporate & Other

First-quarter corporate costs were $163 million compared to $149 million in the prior-year period.  The increase was primarily related to integration program costs of $97 million, up $9 million, and fair-value currency-related adjustments (non-cash) of $9 million, which were up $8 million. Core corporate costs were $57 million, down $3 million.

Integration Programs

Thomson Reuters achieved combined run-rate savings of $1.2 billion at the end of the first quarter of 2010 from the Reuters integration and legacy savings programs.  An incremental $125 million increase in run-rate savings was attributable to content consolidation and organizational realignment in the Markets division and leveraging of the Thomson Reuters global footprint by the Professional division.  Integration-related costs in the quarter totaled $97 million.

Thomson Reuters Reports First-Quarter 2010 Results

Recent Developments

In March 2010, Thomson Reuters issued $500 million principal amount of 5.85% notes due 2040.  The company used the net proceeds from this offering (together with available cash resources) to redeem all of its outstanding $700 million principal amount of 6.20% notes due 2012.  As a result of these transactions, the company extended the average maturity for its long-term debt to approximately eight years.

Business Outlook (Before Currency)

Thomson Reuters today reaffirmed its business outlook for 2010 that was previously communicated in February.

Based on the current environment in the markets that the company serves, Thomson Reuters expects its revenues to be flat to slightly down in 2010 due to the impact of negative net sales in 2009.  The company expects net sales to strengthen throughout 2010.

The company expects its underlying operating profit margin to be comparable to 2009 before investments in the major new products and platforms launching this year.  These investments are expected to have an impact of approximately 100 basis points.

The company’s plan to continue its aggressive investment focus to drive growth and capture efficiencies is likely to result in 2010 underlying free cash flow being slightly down on the prior year.

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Dividend

As previously announced, Thomson Reuters increased its 2010 dividend by $0.04 per share, resulting in a quarterly dividend of $0.29 per share and an annualized dividend of $1.16 per share.  Thomson Reuters will pay a quarterly dividend on June 15, 2010 to shareholders of record as of May 20, 2010.

Annual Renewal of Share Repurchase Facility

Thomson Reuters today announced that it has received approval from the Toronto Stock Exchange (TSX) to renew its annual Normal Course Issuer Bid (NCIB) share repurchase facility for an additional 12-month period.  Under the NCIB, up to 15 million common shares (representing less than 2% of the total outstanding shares) may be repurchased in open market transactions on the TSX or the New York Stock Exchange between May 13, 2010 and May 12, 2011.  On April 30, 2010, there were 831,123,337 Thomson Reuters shares outstanding.  In accordance with TSX rules, any daily repurchases would be limited to a maximum of 258,267 shares, which represents 25% of the average daily trading volume on the TSX for the six months ended April 30, 2010.  Although Thomson Reuters has not repurchased any shares since 2008, it may buy back shares (and subsequently cancel them) from time to time as part of its capital management strategy.

Thomson Reuters Reports First-Quarter 2010 Results

Thomson Reuters

Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization.  With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs 55,000 people and operates in over 100 countries.  Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI).  For more information, go to www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to statements in the “Integration Programs” and "Business Outlook (Before Currency)" sections and Mr. Glocer’s comments, are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2010. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The material assumptions underlying the company's 2010 business outlook are based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, positive global GDP growth led by rapidly developing economies and a continued increase in the number of professionals around the world and their demand for high quality information and services. Internal financial and operational assumptions include, but are not limited to, the successful execution of the company’s new product release programs, globalization strategy, other growth initiatives and efficiency programs, including the integration program.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; increased accessibility to free or relatively inexpensive information sources; failure to develop new products, services, applications and functionalities to meet customers' needs, attract new customers or expand into new geographic markets; failure to maintain a high renewal rate for subscription-based services; failures or disruptions of network systems or the Internet; detrimental reliance on third parties for information and other services; changes to legislation and regulations; failure to meet the challenges involved in operating globally; failure to protect the reputation of Thomson Reuters; impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property

Thomson Reuters Reports First-Quarter 2010 Results

rights; threat of legal actions and claims; downgrading of credit ratings and adverse conditions in the credit markets; fluctuations in foreign currency exchange and interest rates; failure to recruit and retain high quality management and key employees; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited; failure to fully derive anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions; and failure to achieve benefits from integration programs to the extent, or within the time period, currently expected. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACTS

MEDIA

Calvin Mitchell
Senior Vice President, Corporate Affairs
+1 646 223 5285
calvin.mitchell@thomsonreuters.com

Victoria Brough
Head of External Affairs, EMEA
+44 (0)207 542 8763
victoria.brough@thomsonreuters.com

INVESTORS Frank Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com

Thomson Reuters will webcast a discussion of its first-quarter 2010 results today beginning at 8:30 a.m. U.S. Eastern Daylight Time (EDT).  You can access the webcast by visiting www.thomsonreuters.com and clicking on "Investor Relations" at the top of the page and then "Thomson Reuters Reports First-Quarter 2010 Results" on the right side of the page. An archive of the webcast will be available in the "Investor Relations" section of the Thomson Reuters website.

Thomson Reuters Reports First-Quarter 2010 Results

Thomson Reuters Corporation
Division and Business Segment Information
(millions of U.S. dollars)
(unaudited)

	Three Months Ended
	March 31,
	2010	2009	Change	Organic
Revenues
Legal	$825	$832	-1%	-3%
Tax & Accounting	262	245	7%	2%
Healthcare & Science	208	189	10%	6%
Professional Division	1,295	1,266	2%	-1%
Sales & Trading(1)	891	913	-2%	-7%
Investment & Advisory(1)	560	566	-1%	-5%
Enterprise(1)	315	294	7%	2%
Media(1)	80	81	-1%	-6%
Markets Division	1,846	1,854	0%	-5%
Eliminations	(2)	(1)
Revenues from ongoing businesses(2)	3,139	3,119	1%	-3%
Before currency			-2%
Disposals(2)	1	12
Revenues	$3,140	$3,131	0%

Operating Profit
Legal	$210	$241	-13%
Tax & Accounting	35	41	-15%
Healthcare & Science	44	31	42%
Professional Division	289	313	-8%
Markets Division	323	337	-4%
Corporate & Other	(163)	(149)
Amortization of other intangible assets	(129)	(119)
Operating profit from ongoing businesses(2)	320	382	-16%
Disposals(2)	-	(6)
Other operating gains, net	1	-
Operating profit	$321	$376	-15%

Thomson Reuters Corporation
Reconciliation of Operating Profit to Underlying Operating Profit (3)
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended
	March 31,
	2010	2009	Change

Operating profit	$321	$376	-15%
Adjustments:
Amortization of other intangible assets	129	119
Integration program expenses	97	88
Fair value adjustments	9	1
Disposals	-	6
Other operating gains, net	(1)	-
Underlying operating profit	$555	$590	-6%
Underlying operating profit margin	17.7%	18.9%

Thomson Reuters Reports First-Quarter 2010 Results

Thomson Reuters Corporation
Reconciliation of Earnings Attributable to Common Shareholders
to Adjusted Earnings from Continuing Operations (4)
(millions of U.S. dollars, except as otherwise indicated and except for per share data)
(unaudited)

	Three Months Ended
	March 31,
	2010	2009
Earnings attributable to common shareholders	$127	$190
Adjustments:
Disposals	-	6
Fair value adjustments	9	1
Other operating gains, net	(1)	-
Other finance costs	63	23
Share of post tax earnings in equity method investees	-	(1)
Tax on above items	(4)	(5)
Interim period effective tax rate normalization(5)	(18)	7
Amortization of other intangible assets	129	119
Discontinued operations	-	(4)
Dividends declared on preference shares	(1)	(1)
Adjusted earnings from continuing operations	$304	$335
Adjusted earnings per share from continuing operations	$0.36	$0.40

Diluted weighted average common shares (in millions)	834.7	834.6

Thomson Reuters Corporation
Division and Business Segment Depreciation and Amortization of Computer Software
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended
	March 31,
Depreciation and amortization of computer software	2010	2009
Legal	(69)	(63)
Tax & Accounting	(23)	(19)
Healthcare & Science	(18)	(16)
Professional Division	(110)	(98)
Markets Division	(163)	(164)
Corporate & Other	(6)	(5)
Depreciation - ongoing businesses	(279)	(267)
Disposals	-	(2)
Total depreciation and amortization of computer software	(279)	(269)

(1)	Results for 2009 have been restated to reflect the 2010 presentation.
(2)
Revenues and operating profit from ongoing businesses exclude the results of disposals. Disposals include the results of businesses sold or held for sale that do not qualify as discontinued operations.

(3)
Underlying operating profit excludes amortization of other intangible assets, impairment charges, fair value adjustments, integration program expenses, other operating gains and losses and the results of disposals.  Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.

(4)
Adjusted earnings from continuing operations and adjusted earnings per share from continuing operations include dividends declared on preference shares and integration program expenses, but exclude the pre-tax impacts of amortization of other intangible assets as well as the post-tax impacts of fair value adjustments, other operating gains and losses, impairment charges, the results of disposals (see note (2) above), other finance (income) costs, Thomson Reuters share of post-tax earnings in equity method investees, discontinued operations and other items affecting comparability.  Adjusted earnings per share from continuing operations is calculated using diluted weighted average shares and does not represent actual earnings per share attributable to shareholders.

(5)
Adjustment to reflect income taxes based on estimated full-year effective tax rate.  Reported earnings for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Thomson Reuters Reports First-Quarter 2010 Results

Thomson Reuters Corporation
Consolidated Income Statement
(millions of U.S. dollars, except per share data)
(unaudited)

	Three Months Ended
	March 31,
	2010	2009

Revenues	$3,140	$3,131
Operating expenses	(2,412)	(2,367)
Depreciation	(138)	(129)
Amortization of computer software	(141)	(140)
Amortization of other intangible assets	(129)	(119)
Other operating gains, net	1	-
Operating profit	321	376
Finance costs, net:
Net interest expense	(93)	(96)
Other finance costs	(63)	(23)
Income before tax and equity method investees	165	257
Share of post tax earnings in equity method investees	-	1
Tax expense	(31)	(69)
Earnings from continuing operations	134	189
Earnings from discontinued operations, net of tax	-	4
Net earnings	$134	$193

Earnings attributable to:
Common shareholders	127	190
Non-controlling interests	7	3

Basic earnings per share	$0.15	$0.23
Diluted earnings per share	$0.15	$0.23

Basic weighted average common shares	830,890,182	828,249,564
Diluted weighted average common shares	834,740,243	834,622,790

Thomson Reuters Reports First-Quarter 2010 Results

Thomson Reuters Corporation
Consolidated Statement of Financial Position
(millions of U.S. dollars)
(unaudited)

	March 31,	December 31,
	2010	2009
Assets
Cash and cash equivalents	$828	$1,111
Trade and other receivables	1,716	1,742
Other financial assets	76	76
Prepaid expenses and other current assets	805	734
Current assets	3,425	3,663

Computer hardware and other property, net	1,447	1,546
Computer software, net	1,502	1,495
Other identifiable intangible assets, net	8,486	8,694
Goodwill	17,879	18,130
Other financial assets	433	383
Other non-current assets	660	649
Deferred tax	13	13
Total assets	$33,845	$34,573

Liabilities and equity
Liabilities
Current indebtedness	$1,002	$782
Payables, accruals and provisions	2,213	2,651
Deferred revenue	1,286	1,187
Other financial liabilities	138	92
Current liabilities	4,639	4,712

Long-term indebtedness	6,690	6,821
Provisions and other non-current liabilities	1,864	1,878
Other financial liabilities	29	42
Deferred tax	1,719	1,785
Total liabilities	14,941	15,238

Equity
Capital	10,218	10,177
Retained earnings	10,443	10,561
Accumulated other comprehensive loss	(1,827)	(1,471)
Total shareholders’ equity	18,834	19,267
Non-controlling interests	70	68
Total equity	18,904	19,335
Total liabilities and equity	$33,845	$34,573

Thomson Reuters Reports First-Quarter 2010 Results

Thomson Reuters Corporation
Consolidated Statement of Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended March 31,
	2010	2009
Cash provided by (used in):
Operating activities
Net earnings	$134	$193
Adjustments for:
Depreciation	138	129
Amortization of computer software	141	140
Amortization of other intangible assets	129	119
Deferred tax	(38)	9
Loss from redemption of debt securities	62	-
Other	80	59
Changes in working capital and other items	(431)	(394)
Operating cash flows from continuing operations	215	255
Operating cash flows from discontinued operations	(6)	(4)
Net cash provided by operating activities	209	251

Investing activities
Acquisitions, less cash acquired	(63)	(20)
Proceeds from other disposals	14	-
Capital expenditures, less proceeds from disposals	(214)	(198)
Other investing activities	(1)	(1)
Investing cash flows from continuing operations	(264)	(219)
Investing cash flows from discontinued operations	-	22
Net cash used in investing activities	(264)	(197)

Financing activities
Proceeds from debt	491	609
Repayments of debt	(471)	(3)
Net repayments under short-term loan facilities	-	(10)
Dividends paid on preference shares	(1)	(1)
Dividends paid on common shares	(231)	(228)
Other financing activities	(6)	(2)
Net cash (used in) provided by financing activities	(218)	365

Translation adjustments on cash and cash equivalents	(10)	(9)
(Decrease) increase in cash and cash equivalents	(283)	410
Cash and cash equivalents at beginning of period	1,111	841
Cash and cash equivalents at end of period	$828	$1,251

Thomson Reuters Reports First-Quarter 2010 Results

Thomson Reuters Corporation
Reconciliation of Net Cash Provided by Operating Activities
to Underlying Free Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended
	March 31,
	2010	2009
Net cash provided by operating activities	$209	$251
Capital expenditures, less proceeds from disposals	(214)	(198)
Other investing activities	(1)	(1)
Dividends paid on preference shares	(1)	(1)
Free cash flow(1)	(7)	51
Integration program costs	114	91
Underlying free cash flow(2)	$107	$142

(1)
Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities, investing activities of discontinued operations and dividends paid on our preference shares. Thomson Reuters uses free cash flow as a performance measure because it represents cash available to repay debt, pay dividends and fund share repurchases and new acquisitions.

(2)	Underlying free cash flow is free cash flow excluding one-time cash costs associated with integration programs.